

Mail Stop 4720

March 31, 2010

John A. Ustaszewski
Chief Financial Officer
DCB Financial Corp
110 Riverbend Avenue
Lewis Center, Ohio 43035

> **Re: DCP Financial Corp**
> **Item 4.02 Form 8-K**
> **Filed March 10, 2010**
> **File No. 0-22387**

Dear Mr. Ustaszewski:

We have completed our review of your Form 8-K and related filings and have no further comments at this time.

Sincerely,

Lindsay Bryan
Staff Accountant